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                              December 16, 2020

       Daniel Wong
       Chief Executive Officer
       Bridgetown 2 Holdings Ltd
       c/o 38/F Champion Tower
       3 Garden Road, Central
       Hong Kong

                                                        Re: Bridgetown 2
Holdings Ltd
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
20, 2020
                                                            CIK No. 0001831236

       Dear Mr. Wong:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Signatures, page II-4

   1. Please ensure that the registration statement is signed by your authorized representative in the United States, as
required by Instruction 1 to Signatures on Form S-1.
 Daniel Wong
Bridgetown 2 Holdings Ltd
December 16, 2020
Page 2

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameDaniel Wong                            Sincerely,
Comapany NameBridgetown 2 Holdings Ltd
                                                         Division of
Corporation Finance
December 16, 2020 Page 2                                 Office of Real Estate
& Construction
FirstName LastName